SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2007
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC NOTICE OF ANNUAL GENERAL MEETING TO
                                BE HELD ON MAY 23, 2007
                                ------------------------------------------------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken, you should immediately consult your stockbroker, solicitor, accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000.

This document should be read in conjunction with the accompanying combined Annual Report/Form 20-F in respect of the year ended December 31, 2006 (the "Annual Report").

If you have sold or transferred your holding of shares in AMVESCAP PLC, please send this document and the accompanying form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.





AMVESCAP PLC
Notice of Annual General Meeting to be held on May 23, 2007




Notice of the Annual General Meeting of AMVESCAP PLC to be held at Perpetual Park, Henley-on-Thames, Oxfordshire, RG9 1HH, on Wednesday, May 23, 2007 at 11:00 a.m. (the "AGM"), is set forth on pages 8 to 11 of this document.

A shareholder entitled to attend and vote at the AGM may appoint one or more proxies (who need not be shareholders of the company) to attend and, on a poll, to vote on his behalf.

Shareholders are requested to complete the accompanying form of proxy for use at the AGM and return it to the company's registrar, at the Proxy Processing Centre, Telford Road, Bicester 0X26 4LD (the "Registrar"), so as to be received as soon as possible and, in any event, not later than 11:00 a.m. on Monday, May 21, 2007.

Alternatively, shareholders may lodge their proxy through the CREST system or via the Company's Web site, www.amvescap.com, in each case at any time prior to 11:00 a.m. on Monday, May 21, 2007.

The return or lodging of a proxy via any of these means will not preclude a shareholder from attending and voting in person at the AGM.


AMVESCAP PLC
(Registered and Incorporated in England and Wales No. 308372)


DIRECTORS:
R.D. Adams (Chairman), M.L. Flanagan (Chief Executive Officer), Sir John Banham, J.R. Canion, D. Kessler, E.P. Lawrence, J.T. Presby, J.I. Robertson

SECRETARY:
M.S. Perman


REGISTERED OFFICE:
30 Finsbury Square
London EC2A 1AG
March 30, 2007

To holders of the company's Ordinary Shares of U.S. $0.10 each, holders of the company's American Depositary Shares, and the holder of the Special Voting Share of 25p


Dear Fellow Shareholders,


ANNUAL GENERAL MEETING
I am writing to invite you to join us at this year's Annual General Meeting of the company to be held at 11:00 a.m. on Wednesday, May 23, 2007 at Perpetual Park, Henley-on-Thames, Oxfordshire, RG9 1HH, (the "AGM") and to explain the proposals that shareholders are invited to approve at the AGM. The formal Notice of Meeting and resolutions to be proposed are set forth on pages 8 to 11 of this document which the board recommends to you for approval.

Details of the business to be proposed at the meeting is as follows:


ANNUAL REPORT
Enclosed with this circular is a copy of our combined annual reports and Form 20-F ( "the Annual Report") for the year ended December 31, 2006. Resolution 1 proposes the adoption of the accounts and the reports of the directors and auditors thereon, as set forth therein, which will be proposed as an Ordinary Resolution.


REPORT OF THE BOARD ON REMUNERATION
Pages 52 to 68 of the Annual Report contains the Report of the Board on Remuneration which is required to be put to a separate vote of shareholders. Resolution 2 proposing the adoption of this report will be put to shareholders as an Ordinary Resolution.


DIVIDEND
The board is recommending the payment of a final dividend for the year of U.S. $0.104 per share resulting in a total dividend for the full year of U.S. $0.181 per share. Subject to approval by shareholders this will be paid on May 30, 2007. Resolution 3 will be proposed as an Ordinary Resolution.


ELECTION AND RETIREMENT OF DIRECTORS
The company's Articles of Association require each director to retire from office at the Annual General Meeting held in the third calendar year following the year in which he was last elected or re-elected. The directors subject to retirement by rotation are Messrs. Joseph R. Canion, Robert H. Graham, Edward P. Lawrence and James I. Robertson. With the exception of Mr. Graham, who is not standing for re-election and has retired from the board effective March 29, 2007, the directors listed are seeking re-election at the AGM. Mr. Canion has served on the board for more than 9 years; however it is the opinion of the Nomination and Corporate Governance Committee and of the Board that he continues to be independent from management and that there are no relationships or circumstances which could affect, or appear to affect, his judgement.

Biographies for all of the directors seeking re-election are set forth below.


Joseph R. Canion (62)
Non-Executive Director (U.S.A.)
Joseph Canion has served as a non-executive director of our company since 1997 and was a director of AIM Investments from 1991 to 1997, when AIM merged with INVESCO. Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation in 1982 and serving as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and continues to serve as its chairman. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is chairman of Questia Media, Inc. and of Insource Technology Corp., and is on the board of directors of BlueArc Corporation, ChaCha Search, Inc. and the Houston Technology Center.


Edward P. Lawrence (65)
Non-Executive Director (U.S.A.)
Edward Lawrence has served as a non-executive director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm's trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the Board of the Attorneys' Liability Assurance Society, Ltd., is chairman of the Board of the Massachusetts General Hospital and is a trustee of Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.


James I. Robertson (49)
Senior Managing Director and Director (U.K.)
James Robertson has served as a member of the Board of Directors of our company since April 2004. He was chief financial officer from April 2004 to October 2005. Mr. Robertson joined our company as director of finance and corporate development for INVESCO's Global division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became managing director of global strategic planning in 1996 and served as chief executive officer of AMVESCAP Group Services, Inc. from 2001 to 2005. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants in England and Wales.

The Board and its Nomination and Corporate Governance Committee recommend to shareholders each of the above directors who are seeking re-election pursuant to Resolutions 4, 5 and 6, each of which will be proposed as Ordinary Resolutions.


AUDITORS
The Audit Committee of the Board recommends to shareholders Resolution 7 (which will be proposed as an Ordinary Resolution) relating to the re-election of Ernst & Young LLP as auditors to the company.


CHANGE OF COMPANY NAME TO INVESCO PLC
As we operate and compete as a single, global investment management organization, there are compelling reasons for moving to a new company name that leverages the strengths of one of our existing business brands. We are therefore proposing as Resolution 8 (to be proposed as a Special Resolution) a change of name from AMVESCAP to INVESCO. We have chosen INVESCO from among our other strong brands because it is the only brand used in every market in which we operate and because being an investment management company is embedded in the name. This does not mean we will be eliminating our other strong brands. Our long-term plan is to build on the power of these brands to enhance awareness of our company.


DIRECTORS' POWER TO ALLOT SHARES
At the AGM, Resolution 9 will be proposed as an Ordinary Resolution in order to effect a renewal of the directors' authority to allot the present unissued share capital of the company up to a maximum of 212,400,000 Ordinary Shares (which would constitute approximately 25.4 percent of the company's issued ordinary share capital (excluding any future treasury shares) as of March 30, 2007, such being the latest practicable date prior to publication of the enclosed Notice of Annual General Meeting). As of that date, the company did not hold any shares in treasury.

Resolution 10 will be proposed as a Special Resolution to renew the directors' authority to allot equity securities for cash otherwise than strictly pro-rata to existing shareholders up to a maximum of 41,800,000 Ordinary Shares, (which would constitute approximately 4.9 percent of the issued ordinary share capital as of March 30, 2007. Resolution 10 would also empower the directors to issue shares otherwise than strictly pro-rata to existing shareholders in connection with a rights issue, and to take certain practical steps to facilitate such an issue. For this purpose, allotments of equity shares for cash will include sales by the company of any shares held by it which it has repurchased and held in treasury.

Although the directors have no present intention of utilizing these authorities, they believe that it is appropriate that they have such flexibility. The directors would take into account the best interests of shareholders generally in reviewing any future actions that would result in the issuance of shares.

The authorities conferred by Resolutions 9 and 10 will, unless renewed prior to such time, lapse on May 22, 2012.


POWER TO PURCHASE SHARES
At the AGM, Resolution 11 will be proposed as a Special Resolution to enable the company to purchase in the market up to a maximum of 82,900,000 Ordinary Shares, for cancellation or to be held in treasury (which number would constitute approximately 9.9 percent of the issued ordinary share capital as of March 30,
2007) at a minimum price of U.S. $0.10 per share and a maximum price per share of not more than 5 percent above the average of the middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of such purchase.

If approved, the directors will use the authority conferred by Resolution 11 with discretion and with a view to enhancing shareholder value. Purchases will only be made in light of market conditions prevailing at the time and where the directors consider this will result in an increase in earnings per share, and where the directors have concluded that such action will be in the best interests of shareholders generally. Any purchases made by the company will be announced by no later than 8:30 a.m. (London time) on the business day following the transaction.

There are a total of 74,550,091 Ordinary Shares over which options to subscribe for equity shares outstanding as of March 9, 2007, have been granted under the AMVESCAP No. 3 Executive Share Option Scheme and the AMVESCAP 2000 Share Option Plan. Such number represents approximately 8.9 percent of the issued ordinary share capital as of such date. Such options would represent approximately 9.9 percent of the issued ordinary share capital of the company if the full authority to buy back shares given by Resolution 9 of the Annual General Meeting of April 27, 2006 had been used, and approximately 9.9 percent of the issued ordinary share capital of the company if the full authority being sought pursuant to Resolution 11 is used.


ELECTRONIC COMMUNICATIONS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION Resolution 12 is a Special Resolution to seek general authority from shareholders to send or supply documents or information to shareholders in electronic form (e.g., by e-mail) or by means of a Web site, so taking advantage of new company legislation regarding electronic communications with shareholders, which became effective on 20 January 2007. The Resolution also makes various changes to the Articles of Association to reflect the new legislation on electronic communications, and to make a number of minor consequential changes required by the Companies Act 2006.

Existing company legislation permits the company to communicate with shareholders electronically (e.g., by fax, e-mail or by means of a Web site) in respect of certain types of information they receive from the company and many shareholders have already signed up for this means of communication. However, the new legislation makes two important changes:

- all company notices, documents and other information ("shareholder information") can now be provided to shareholders electronically, provided that they agree to this and provide an appropriate (e.g., e-mail) address; and

- If shareholders are invited to agree that the company may send or supply shareholder information by means of a Web site, those who do not respond within 28 days are deemed to have agreed to the company communicating shareholder information to them by means of a Web site.

Where shareholders agree (or are deemed to have agreed) to communication of shareholder information by means of a Web site, shareholders must be notified of the availability of the relevant document or information on the Web site, the address of the Web site, the place on the Web site where it may be accessed and how to access the document or information. This information will be provided to shareholders by post or by e-mail (if they have provided us with an e-mail address for this purpose).

The company would like to take advantage of the new legislation as early as possible. Increased use of electronic communications will deliver savings to the company in terms of administration, printing and postage costs. It will also speed up the communication of information to shareholders in a convenient form, whilst at the same time delivering significant environmental benefits through reduced use of paper and of the energy required for its production and distribution. Accordingly, Resolution 12 is being proposed to confer the necessary authority on the company.

You will find enclosed with this letter and accompanying documents an invitation to use electronic means for the communication to you of shareholder information. Please read this letter carefully. Action is required by you if you wish to continue to receive shareholder information in hard copy form. If you do not respond to this letter you will be deemed to have agreed to the communication of shareholder information by means of a Web site.

A summary of the principal changes being made to the Articles of Association are set out in the Appendix to this notice.


DIRECTORS' FEES
Resolution 13 proposes a Special Resolution to amend the Articles of Association to increase the aggregate fees that the company can pay to directors for their services from U.S. $2,000,000 to U.S. $2,700,000. There are presently six non-executive directors on the board. The proposed change will provide the board with sufficient headroom for future non-executive appointments and any fee increases in line with inflation or as may be necessary to ensure that we can continue to attract the highest-quality individuals to our board.


VOTING
All resolutions to be put to a vote at the AGM will be decided by a way of a poll rather than by show of hands. This will allow shareholders who are not able to come to the meeting, but who have appointed proxies, to have their votes taken into account. I will invite all shareholders and proxies present at the AGM to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition, I will cast the votes for which I have been appointed proxy. Poll cards will be collected at the end of the meeting. Once the results have been verified by the Registrar, they will be notified to the London Stock Exchange and published on the company Web site (www.amvescap.com).


DOCUMENTS AVAILABLE FOR INSPECTION
A copy of the amended Articles of Association of the company, together with copies of the directors' service contracts (and /or letters of appointment) with the company and any of its subsidiaries, and the register of directors' interests, are available for inspection by any person at the company's registered office, 30 Finsbury Square, London EC2A 1AG, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and will also be available at the venue of the AGM to any person for at least fifteen minutes prior to, and until the conclusion of, the AGM.


RECOMMENDATION
The Board believes that all of the resolutions contained in the Notice of Meeting are in the best interests of the company and its shareholders as a whole and recommends you to vote in favor of them, as your directors intend to do in respect of their beneficial shareholdings.


ACTION TO BE TAKEN
If you are able to attend the AGM, we will be delighted to see you. There will be an opportunity for you to ask questions on each resolution being put to the AGM and on the company's business in general. If you are unable to attend, I would encourage you to submit your voting instructions in advance of the AGM as each vote is important, regardless of the number of shares you hold. You will find enclosed a form of proxy. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it so as to reach the Proxy Processing Centre , Telford Road, Bicester, 0X26 4LL, as soon as possible and, in any event, not later than 48 hours before the time appointed for the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM. The company also offers shareholders the opportunity to cast their votes electronically in respect of the forthcoming AGM either through the CREST proxy system or via the Company's Web site, at www.amvescap.com. Your proxy card, enclosed with the Notice of Annual General Meeting, will contain your own personal investor code, which you will need in order to register your vote.

Yours faithfully,

Rex D Adams, Chairman

Appendix

Summary of Principal Changes to the Articles of Association


GENERAL
The proposed amendments to the Articles of Association reflect recent changes in the law in relation to the electronic communications regime and certain other minor consequential changes required by the Companies Act 2006 as well as increasing the aggregate fees that can be paid to directors.

The Companies Act 2006 allows documents and information to be sent by or to companies either in hard copy, electronic form (such as e-mail or fax) and, in certain cases, by publication on a Web site.

Shareholders should note that the company cannot begin to communicate under this new regime unless and until shareholders have given individual consent. The company will therefore be seeking specific consent to both e-mail and Web site communications. Enclosed with this circular is a letter and form inviting you to use electronic communications and explaining the actions you should take. If you would like to receive shareholder information by means of a Web site you need take no further action. If you do not return the form within 28 days you will be taken to have agreed that the company may send or supply documents to you by means of a Web site.

Shareholders should further note that you will at all times continue to be entitled to ask the company to provide a hard copy of any information which it has provided by e-mail or by publication on a Web site. Shareholders requiring a hard copy of any such information should contact Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.


INTERPRETATION (ARTICLE 2 AND CONSEQUENTIAL AMENDMENTS)
Certain definitions and expressions used throughout the current Articles of Association have been changed to align them with definitions used in the Companies Act 2006.


CONVENING OF EXTRAORDINARY GENERAL MEETINGS (ARTICLE 68)
The final sentence of this Article has been deleted to bring the Articles into line with market practice


VOTING RESTRICTIONS OF MEMBERS
(ARTICLE 80.2)
The proposed amendment to Article 80.2 reflects the restatement and amendment of
Part 6 of the Companies Act 1985 (dealing with disclosure of interests in shares) which has been replaced by Part 22 of the Companies Act 2006.


AUTHENTICATION OF ELECTRONIC MEANS (ARTICLES 38, 86, 95.2, 116, 121, 145 AND
161) The proposed amendments to Articles 38, 86, 95.2, 116,
121, 145 and 161 derive from the Company Communications Provisions in the Companies Act 2006, providing for the authentication of documents sent by electronic means.


DIRECTORS' FEES (ARTICLE 96.1)
The proposed amendment to Article 96.1 increases the aggregate annual amount that the company can expend on directors' fees from U.S. $2,000,000 to U.S. $2,700,000. This change has been proposed as a separate resolution.


DISQUALIFICATION OF DIRECTORS
(ARTICLE 100.1)
The reference to Directors vacating office by virtue of Section 293 of the Companies Act 1985 has been removed as Section 293 of the Companies Act 1985 will be repealed in April 2007.


CONVENING OF MEETINGS OF DIRECTORS (ARTICLE 111)
The proposed addition to Article 111 is a technical amendment, which seeks to expressly define the manner in which notice of a meeting of Directors can be given so as to fall within the scope of the Companies Act 2006.


COMMUNICATION WITH MEMBERS
(ARTICLE 154 AND 157)
The Company Communications Provisions of the Companies Act 2006 provide a mandatory statutory regime for communications by and to a company. The existing provisions of Article 154 are largely redundant, other than in two respects:

(i) for technical reasons, certain communications with members as provided for under the existing Article provisions are not authorized by the Companies Act 2006. As such, it is desirable to replace the existing Article 154 with the new
Article 154 to ensure a consistent regime for communications both to and from the company; and

(ii) the Companies Act 2006 provides for deemed delivery of -documents and information by post, by electronic means and by means of a Web site. These provisions can be displaced by the Articles of Association. The deemed delivery times in new Article 157 reflect the existing Articles of Association and (by virtue of Article 154.7) override the relevant provisions of the Companies Act 2006. Apart from the timing of deemed delivery, these provisions otherwise reflect the language of the Companies Act 2006.

Provision is also made in Article 157.3 for the company to post documents and information on its Web site.


MEMBERS RESIDENT ABROAD (ARTICLE 155)
The proposed amendment is simply intended to clarify that certain other regulatory regimes to which the company is subject (such as the U.K. Listing Rules) may dictate the extent to which the company can exclude certain overseas shareholders from receiving documents.


CURTAILMENT OF POSTAL SERVICE (ARTICLE 156)
This Article deems notice to have been given in hard copy where it is provided in a newspaper.


SERVICE ON PERSONS ENTITLED BY TRANSMISSION (ARTICLE 158)
Article 158 overrides the statutory regime in the Companies Act 2006 in relation to dead and bankrupt members. They are clearer and more favorable to the company than the equivalent provisions in the Companies Act 2006, and reflect the substance of the existing Articles of Association (but extend the scope of the provisions to all documents and information to which a shareholder is entitled, not merely notices).


ELECTRONIC COMMUNICATIONS (ARTICLE 160)
The existing Article 160 has been deleted and has been replaced by the Company Communications Provisions of the Companies Act 2006 and the revised Articles of Association

Notice of Annual General Meeting of AMVESCAP PLC

NOTICE IS HEREBY GIVEN that the seventy second Annual General Meeting of AMVESCAP PLC will be held at Perpetual Park, Henley-on-Thames, Oxfordshire, RG9 1HH, on Wednesday, May 23, 2007, at 11:00 am (the "AGM"), for the following purposes:


AS ORDINARY BUSINESS:
1. To receive and adopt the accounts for the year ended December 31, 2006, and the reports of the directors and -auditors thereon, as set forth in the Annual Report.

2. To receive and adopt the Report of the Board on Remuneration, as set forth in the Annual Report.

3. To declare a final dividend of U.S. $0.104 per Ordinary Share, payable on May 30, 2007 to shareholders on the register at the close of business on April 27, 2007.

4. To re-elect Mr. Joseph R. Canion as a director of the company, who retires by rotation in accordance with the Articles of Association of the company.

5. To re-elect Mr. Edward Lawrence as a director of the company, who retires by rotation in accordance with the Articles of Association of the company.

6. To re-elect Mr. James Robertson as a director of the company, who retires by rotation in accordance with the Articles of Association of the company.

7. To re-appoint Ernst & Young LLP as auditors, to hold office from the conclusion of the AGM to the conclusion of the next meeting of shareholders at which accounts are laid before the company, and to authorize the Audit Committee to fix their remuneration.


AS SPECIAL BUSINESS:
To consider and, if thought fit, pass the following resolutions, of which Resolution 8 will be proposed as an Special Resolution, Resolution 9 as an Ordinary Resolution and Resolutions 10, 11, 12 and 13 will be proposed as Special Resolutions:


SPECIAL RESOLUTION
8. THAT the name of the company be changed to INVESCO PLC.


ORDINARY RESOLUTION
9. THAT, the directors of the company be and they are hereby, generally and unconditionally authorized in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of U.S. $21,240,000, provided that:

    (a) this authority, unless renewed or revoked, shall expire on May 22, 2012, save that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

    (b) upon the passing of this Resolution, the Resolution passed as Resolution 7 at the Annual General Meeting on April 27, 2006 shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).


SPECIAL RESOLUTIONS
10. THAT, subject to the passing of Resolution 9 above:

    (a) the directors of the company be, and are hereby, empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash as if section 89 of the Companies Act 1985 did not apply to such allotment, provided that the power conferred by this Resolution shall be limited to:

      (i) any allotment of equity securities in connection with a rights issue, being an offer of equity securities to (1) the holders (other than the company) of Ordinary Shares in the capital of the company on the relevant register on a fixed record date in proportion (as nearly as may be) to their respective holdings of Ordinary Shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (2) other persons so entitled by virtue of the rights attaching to any other securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or record dates or legal or practical problems under the laws of any territory or the requirements of any recognized regulatory body or stock exchange); and

      (ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding U.S. $4,180,000;

    (b) this power, unless renewed, shall expire on May 22, 2012;

    (c) the company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry, and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired;

    (d) references (except in paragraph (f) below) to an allotment of equity securities shall include a sale of treasury shares;

    (e) upon the passing of this Resolution, the Resolution passed as Resolution 8 at the Annual General Meeting on April 27, 2006 shall be of no further force or effect (without prejudice to any previous exercise of the powers granted thereby);

    (f) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority conferred by Resolution 9 above; and

    (g) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or convert any securities into, shares of the company, the nominal value of such shares which may be issued pursuant to such rights.

11. THAT, the company is, pursuant to section 166 of the Companies Act 1985, hereby generally and unconditionally authorized to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of U.S.$0.10 each in the capital of the company ("Ordinary Shares") provided that:

    (a) the maximum number of Ordinary Shares hereby authorized to be purchased is 82,900,000;

    (b) the minimum price which may be paid for an Ordinary Share is U.S.$ 0.10 per Ordinary Share;

    (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 percent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

    (d) the authority hereby conferred shall expire on the earlier of August 22, 2008 and the conclusion of the next Annual General Meeting of the company, unless such authority is renewed prior to such time;

    (e) the company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

    (f) upon the passing of this Resolution, the Resolution passed as Resolution 9 at the Annual General Meeting on April 27, 2006, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).


12. THAT:

    (a) the company be authorized, subject to and in accordance with the provisions of the Companies Act 2006 to send, convey or supply all types of notices, documents or information to the shareholders by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a Web site;

    (b) the Articles of Association, save for the change marked in respect of
Article 96.1, contained in the document marked "A" submitted to this Annual General Meeting and initialed for the purposes of identification by the Chairman be approved and adopted as the new Articles of Association of the company, in substitution for and to the exclusion of the existing Articles of Association with effect from the end of this meeting.

13. THAT Article 96.1 of the Articles of Association be amended with effect from the end of this meeting by deleting the -number "2,000,000" from the third line of that Article and replacing it with "2,700,000", as marked in the Articles of Association contained in the document marked "A" submitted to this Annual General Meeting and initialed for the purposes of identification by the Chairman.


BY ORDER OF THE BOARD
Michael S. Perman,
Company Secretary
March 30, 2007


REGISTERED OFFICE:
30 Finsbury Square
London EC2A 1AG
Registered Number: 308372, England




Notes to the Notice of Annual General Meeting

1. A shareholder entitled to attend and vote at the Annual General Meeting ("AGM") may appoint one or more proxies (who need not be shareholders of the company) to attend and, on a poll, to vote on his or her behalf. In order to be valid, an appointment of proxy must be returned by one of the following methods:

   - in hard copy form by post, by courier or by hand to the company's registrars, Proxy Processing Centre, Telford Road, Bicester, OX26 4LL duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof); or

   - in the case of CREST members, by utilizing the CREST electronic proxy appointment service in accordance with the procedures set out below; or

   - via www.amvescap.com. You will need your investor code contained in the form of proxy enclosed with this notice to register your vote.

Your proxy must be received by the company not less than 48 hours before the time of the -meeting. The appointment of a proxy does not prevent a shareholder from attending and -voting at this meeting.

2. CREST members who wish to appoint a proxy or proxies by utilizing the CREST electronic proxy appointment service may do so by utilizing the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID
RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by inquiry to CREST in the manner prescribed by CREST. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting -service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. A person entered on the Register of Members at close of -business on May 21, 2007 (a "shareholder") is entitled to attend and vote at the AGM pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the AGM. If the AGM is adjourned, entitlement to attend and vote at the adjourned AGM, and the number of votes which may be cast thereat, will be determined by -reference to the company's register of shareholders 48 hours before the time fixed for the adjourned AGM.

4. Copies of the directors' service contracts (and/or letter of appointment) with the company and the register of interests of the directors and their families in the share capital of the company are available for inspection at the registered office of the company during usual business hours (Saturdays, Sundays and public holidays excepted) and will be available at the place of the AGM fifteen minutes prior to, and until the conclusion of, the AGM.

5. Holders of the company's American Depositary Shares evidenced by American Depositary Receipts may exercise their votes through the Depositary, The Bank of New York.


AMVESCAP PLC
30 Finsbury Square London EC2A 1AG

www.amvescap.com

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  13 April, 2007                   By   /s/  Michael S. Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary